Amendment to the Articles of Incorporation of
CHS Inc.

RESOLVED, That the Articles of Incorporation be and hereby are amended so that the identified provision reads as follows, deletions shown by [brackets] and additions by underscore:

Article VI.

First Lien. This cooperative shall have a first lien on all certificates of equity, patronage capital and other equity interests standing on its books (including any earned but not allocated capital equity to be issued to members as patronage refunds), for all indebtedness of the respective holders or owners thereof to this cooperative. This cooperative shall also have the right, exercisable at the option of the Board of Directors, to set off such indebtedness against the [face amount] present value of such equity interests as determined from time to time by the Board of Directors; provided, however, that nothing contained herein shall give the holder of such equity interests any right to have such set off made.

RESOLVED FURTHER, That Management of this Association be and hereby is authorized to take all action and execute and deliver all documents, instruments, certificates and writings necessary or appropriate to carry out the foregoing resolution.

Adopted by Members: 12/01/06